Exhibit 99.1

NEWS RELEASE

Trading Symbol	TSX: SVM
NYSE AMERICAN: SVM

SILVERCORP PLANS TO BUILD A NEW 3,000 TONNE PER DAY MILL
AND ASSOCIATED TAILINGS STORAGE FACILITY FOR THE YING MINING DISTRICT

Vancouver, British Columbia – November 16, 2021 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX: SVM)(NYSE American: SVM) reports that the Company, through its 77.5% owned subsidiary, Henan Found Mining Co. Ltd., has initiated a process to construct a new 3,000 tonne per day flotation mill and tailings storage facility (“TSF”) adjacent to the existing No. 2 mill, currently operating at the Ying Mining District, Henan Province, China.

According to regulations, the approval process requires: i) a construction proposal and plan for new development projects to be filed with the Development and Reform Commission of Luoyang City (filed by the Company); ii) a completed Environmental Assessment Report to be filed with the Environmental Protection Authority of Luoyang City; and iii) a completed Safety Assessment report to be filed with the Work Safety Authority of Luoyang City.

The Company has also applied for the re-zoning of the land usage with the County government and has begun negotiations for a long-term lease or acquisition of land. An engineering firm has been engaged to complete approximately 100 foundation engineering drill holes for the area covering the TSF. The Company has signed design contracts with Changchun Gold Design Institute Co. Ltd., a recognized Chinese engineering firm, to design the mill and the TSF. The firm was founded in 1958 and has designed well over 1,400 gold and base metals mines, mills, and TSFs over its history.

The preliminary construction budget, including the land usage rights, is estimated to be approximately US$25 million for the mill and US$38 million for the TSF. The new mill will be equipped with a gold gravity separation circuit and designed to produce silver-lead, zinc, and copper concentrates. The TSF may be constructed in two phases, with approximately 10.2 million cubic metres of storage capacity in Phase 1, and approximately 8.9 million cubic metres of capacity in Phase 2, for a total storage capacity of 19.1 million cubic metres. The Company expects that construction of the mill will be completed by the end of 2023, and Phase 1 of the TSF by mid-2024.

The rationale for building the new mill and TSF is to provide the Company with additional capacity to continue growing its existing mining operations at the Ying Mining District in light of recent successful drilling programs that have discovered new resources, to process ore from its recent acquisitions, and for potential consolidation of other nearby projects. Once the new mill is completed, the Company will decommission its No. 1 mill to have approximately 5,000 tonnes per day of milling capacity. A new facility comprising a training and R&D centre has been planned at the site of the No. 1 mill.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead, and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth, and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca.

For further information
Silvercorp Metals Inc.
Lon Shaver
Vice President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws (collectively, “forward-looking statements”). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District and the GC Mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: social and economic impacts of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.